May 7, 2025

Jessica T. Graziano
Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

        Re: United States Steel Corporation
            Annual Report on Form 10-K for the Fiscal Year Ended December 31,
2024
            File No. 001-16811
Dear Jessica T. Graziano:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 2. Properties, page 36

1. Please expand your disclosure adjacent to each mineral reserve and mineral resource table to include the price selected used by the qualified person in estimating the mineral reserves and resources to comply with Item 1303(b)(3)(iv) of Regulation S-K.

2. For each individual mining property that you consider to be material, please expand your disclosure to include all items required under Item 1304(b) and (e) of Regulation
       S-K.

3. We note that you have filed one technical report summary that includes resources and reserves for 2 individual properties. A technical report summary should be filed for each individual material property, as prescribed by Item 1302(b) of Regulation S-K.

       Additionally the current technical report summary does not appear to include all of the information prescribed by Item 601(b)(96)(iii)(B) of Regulation S-K. We have identified the content topics (and corresponding subparagraph numbers) for which
 May 7, 2025
Page 2

       there appear to be deficiencies in the following points.

       Please discuss these requirements with the qualified person(s) and arrange to obtain and file a revised technical report summary that provides all of the required content.

           Property description (subparagraph 3)
           Accessibility, climate, local resources, infrastructure and physiography
       (subparagraph 4)
           History of mining operations on the property (subparagraph 5) Geological setting, mineralization, and deposit (subparagraph 6) Exploration (subparagraph 7)
           Sample preparation, analyses, and security (subparagraph 8)
           Data Verification (subparagraph 9)
           Mineral processing and metallurgical testing (subparagraph 10) Mineral resource estimates (subparagraph 11)
           Mineral reserve estimates (subparagraph 12)
           Mining methods (subparagraph 13)
           Processing and recovery methods (subparagraph 14)
           Infrastructure (subparagraph 15)
           Market studies (subparagraph 16)
           Environmental studies, permitting, and plans (subparagraph 17) Capital and operating costs (subparagraph 18)
           Economic analysis (subparagraph 19)

       With regard to the last point above, this should generally include a schedule of future cash flows based on an annual production schedule, showing production, revenue, operating costs, royalties, taxes, and capital costs for each year for the life of the project, and discounted using an appropriate rate.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact John Coleman, Mining Engineer, at 202-551-3610 or Craig Arakawa at
202-551-3650 if you have questions regarding comments on the mineral property disclosures.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing